UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K/A

AMENDED ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, CA	91505
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

The company amended Item 2 and Item 7 of its Form 1-K to reflect changes in its financial statements. The Form 1-K can be found HERE.

In this Annual Report, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refers to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC, and the term “StartEngine Assets” refers to StartEngine Assets LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Results of Operations

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue-producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA.

For Regulation A offerings, our broker-dealer subsidiary is permitted to charge commissions to the companies that raise funds on our platform. Regulation A offerings are subject to a commission ranging between 4% and 7% and usually include warrants to purchase shares of the company or the securities that are the subject of the offering. The amount of commission is based on the risks and other factors associated with the offering. Since StartEngine Primary became a broker-dealer, we have also been permitted to charge commissions on Regulation D offerings hosted on our platform. We received a minimal amount of revenues from services related to Regulation D offerings in the periods under discussion. In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% for Regulation Crowdfunding offerings on our platform. In addition, we charge additional fees to allow investors to use credit cards. We also generate revenue from services, which include a consulting package called StartEngine Premium priced at $10,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital under Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services. The company also receives revenues from other programs such as the StartEngine OWNers bonus program and StartEngine Secondary. In October 2020, we started selling annual memberships of the StartEngine OWNers bonus program for $275 per year. We launched StartEngine Secondary on May 18, 2020 and generate revenues by charging trade commissions to the sellers of the shares. To date, StartEngine Secondary has a limited operating history. In the first half of 2021, the company itself was the only one quoted on this platform. Additional companies were quoted on the platform beginning in August 2021.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

The following table summarizes the results of our operations for the twelve months ended December 31, 2021 as compared to the twelve months ended December 31, 2020.

	Year Ended December 31,
	2021	2020	$ Change
Revenues	$29,078,030	$12,574,218	$16,503,812

Cost of revenues	5,888,893	3,406,397	2,482,496

Gross profit	23,189,137	9,167,821	14,021,316

Operating expenses:
General and administrative	8,960,513	5,170,697	3,789,816
Sales and marketing	11,832,183	5,177,254	6,654,929
Research and development	3,132,996	1,309,444	1,823,552
Change in fair value of warrants received for fees	129,357	29,010	100,347
Impairment in value of shares received for fees	314,261	51,231	263,030
Total operating expenses	24,278,450	11,737,636	12,540,814

Operating loss	(1,089,313)	(2,569,815)	1,480,502

Other expense (income), net:
Other expense (income), net	(113,748)	35,973	(149,721)
Total other expense (income), net	(113,748)	35,973	(149,721)

Loss before provision for income taxes	(975,565)	(2,605,788)	1,630,223

Provision for income taxes	90,863	18,612	72,251

Net loss	(1,066,429)	(2,624,401)	1,557,972
Less: net loss attributable to noncontrolling interest	(35,914)	(40,041)	4,127
Net loss attributable to stockholders	$(1,030,515)	$(2,584,360)	$1,553,845

Revenues

Our revenues during the year ended December 31, 2021 were $29,078,030, which represented an increase of $16,503,812, or 131%, from revenues in the same period in 2020. The following are the major components of our revenues during the years ended December 31, 2021 and 2020:

	Years Ended December 31,
	2021	2020	$ Change
Regulation Crowdfunding platform fees	$14,617,318	6,279,099	8,338,219
Regulation A commissions	6,054,340	4,315,534	1,738,806
StartEngine Premium	2,023,000	741,394	1,281,606
StartEngine Secure	868,731	321,037	547,694
StartEngine Promote	278,159	470,374	(192,215)
Other service revenue	5,236,483	446,780	4,789,703

Total revenues	$29,078,030	$12,574,218	$16,503,812

The increase in total revenues in the year ended December 31, 2021 as compared to the same period in 2020 is primarily due to the following:

●	Increase in Regulation Crowdfunding platform fees of $8,338,219, due primarily to higher average amounts raised by issuers in Regulation Crowdfunding offerings both from the amounts raised in each offering and the greater number of issuers. Specifically, in 2021, we hosted 349 offerings raising approximately $126 million compared with 187 offerings in 2020 raising approximately $67 million.* We believe the increase in the amounts was partially driven by the increase in Regulation Crowdfunding’s cap to $5 million.

●	Increase in Regulation A commissions of $1,738,806, due primarily to higher average amounts raised by issuers in Regulation A offerings both from the amounts raised in each offering and the greater number of issuers. Specifically, in 2021, we hosted 25 offerings raising approximately $101 million compared with 19 offerings in 2020 raising approximately $56 million.*

●	Increase in revenues of $547,694 from StartEngine Secure, primarily due to a higher volume of companies using our services. In 2021, we had 425 companies compared with 192 companies in 2020.

●	Increase in StartEngine Premium revenue of $1,281,606 due primarily to increased campaign launches compared to the previous period -- which included 217 issuers in 2021 where StartEngine Premium revenues were recognized during the year compared with 75 in 2020.

●	Increase in other service revenue of $4,789,703, primarily related to sales of annual membership in our StartEngine OWNers bonus program. In 2021 we sold 22,632 annual memberships compared with 1,935 annual memberships in 2020. Included in this 2021 revenue amount is also $11,824 in sourcing fee revenue from StartEngine’s collectibles offerings, as well as $52,835 from StartEngine Secondary.

*Offerings can span multiples years and the amount raised during the year is based on the amounts closed on during that year.

Cost of Revenues

Our cost of revenues during the year ended December 31, 2021 was $5,888,893, which represented an increase of $2,482,496, or 72%, from the amounts during the same period in 2020 due to the increase in the underlying revenue activity. Our gross margin in 2021 improved to 79% compared to 72% in 2020. This margin improvement is due to an increase in revenue from services with high margins, including Regulation Crowdfunding platform fees, Regulation A fees, and StartEngine Premium, while at the same time we were able to negotiate lower rates for some of our variable cost of revenues.

Operating Expenses

Our total operating expenses during the year ended December 31, 2021 amounted to $24,278,450, which represented an increase of $12,540,814, or 107%, from the expenses in the same period in 2020. The increase in operating expenses is primarily due to an increase in general and administrative expenses of $3,698,956, an increase in sales and marketing expenses of $6,654,929 and an increase in research and development expenses of $1,823,552. General and administrative expenses increased primarily due to increased payroll and bonus expenses of approximately $3,551,664. Sales and marketing expenses increased primarily due to higher advertising costs for corporate branding of $4,341,941 as well as increased payroll and bonus expenses of approximately $1,425,385 due to increased headcount and the payment of bonuses related to the improved operating results during 2021. Research and development expenses increased due to increased headcount as the company focused on enhancing its platform and technology which lead to an increase of payroll and bonus expenses related to research and development of $1,823,552.

Other Expenses, net

Our other income, net during the year ended December 31, 2021 amounted to $113,748, which represented a forgiveness of rent payable which was accrued during 2020. During the same period in 2020 our other expenses, net was $35,973 which primarily represented losses on marketable securities during the period of $55,947.

Critical Accounting Policies

See Note 2 in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

A significant portion of the company’s assets relate to investments in stock and warrants received as compensation from issuer companies undertaking Regulation Crowdfunding or Regulation A offerings. As described in Note 2, in the accompanying financial statements, stock and warrants require significant unobservable inputs, primarily related to the underlying stock price of the security received which may include marketability discounts. Warrants have further unobservable inputs related to the estimated life, In all cases, there were sales of the stock to the public through Regulation Crowdfunding or Regulation A funding mechanism, but such sales are often not to the level that an active market existed or exists. Once the funding round is concluded it is difficult to ascertain the fair value of the issuer shares or the status of the issuer’s financial health, unless additional rounds of financing are undertaken in a public setting, or the issuer reports reliable and regular information publicly. Any change in the underlying shares would impact the valuation of the related investments. Shares held are generally illiquid. Valuations require significant management judgment related to these unobservable inputs.

As many of the companies that undertaking Regulation Crowdfunding and Regulation A are considered emerging growth companies, require significant capital to maintain or commence operations, and often contain warnings regarding substantial doubt about the company’s ability to continue as a going concern, it is reasonable to conclude that through the passage of time, a significant portion of the stock and warrants held by the company will ultimately be deemed worthless, decline in value, or in the case of warrants, expire without exercise. Similar to traditional venture capital results, it is reasonable to conclude that only a small portion of each investment may ever increase in value.

Liquidity and Capital Resources

Statement of Cash Flows

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2021	2020	$ Change
Net cash (used in) provided by operating activities	$(942,698)	$(744,276)	$(198,422)
Net cash (used in) provided by investing activities	$(65,975)	$(3,810,878)	$3,744,903)
Net cash provided by financing activities	$3,469,655	$20,894,201	$(17,424,546)

Cash used by operating activities for the year ended December 31, 2021 was $942,698 as compared to cash used of $744,276 in 2020. The increase in cash used by operating activities in 2021 was primarily due to the company receiving a larger portion of revenue in the form of stock versus the prior year. Our net loss during the year ended December 31, 2021 was $1,030,515, as compared to a net loss of $2,624,401 in 2020.

Cash used in investing activities for the year ended December 31, 2021 was $65,975, as compared to cash used by investing activities of $3,810,878 in 2020.

Cash provided by financing activities was $3,469,655 for the year ended December 31, 2021, as compared to $20,894,201 in 2020. During 2021, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $15,180,999, subscription receivable of $367,831 and proceeds from the exercise of stock options of $128,324, offset by offering costs of $11,471,836. During 2020, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $22,310,269, subscription receivable of $59,672, proceeds from the sale of preferred stock of $200,000 and proceeds from the exercise of stock options of $15,973, offset by offering costs of $1,691,713.

The increase in offering costs from 2020 to 2021 was due to various factors. During 2020, the company primarily relied on digital marketing efforts to promote the company’s offering online, whereas in 2021, the company significantly increased the use of television advertisement to solicit investments, for which the costs are significantly higher, but did not yield a higher level of investment commensurate with spend. In 2021, the company sold shares on behalf of selling shareholders. Accordingly, whereas in 2020 each dollar of investment went to the company, in 2021, a portion of the proceeds went directly to selling shareholders which causes the offering costs to be higher as a percentage of the offering proceeds realized by the company. Finally, the increase in costs is also related to the natural course of the online offering that spanned from 2020 into 2021, where the costs of digital and television marketing solicitation yield less investment for each dollar spent as the offering comes to conclusion.

Although offering costs increased in 2021, the company believes that the attraction of new investors to the company will be beneficial long-term to the company’s business activities, even if the net proceeds realized decreases. We believe the addition of a large number of investors will help increase the size of the overall StartEngine user community that invests in companies listed on our platform or use our services.

The company sells shares on behalf of selling shareholders. Accordingly, the company does not reflect the proceeds related to the sale of those shares.

Balance Sheet

The following table summarizes our assets and liabilities as of December 31, 2021 as compared as of December 31, 2020:

	December 31,	December 31,
	2021	2020	$ Change
Assets
Current assets:
Cash	$21,000,367	$18,539,383	$2,460,984
Marketable securities	1,856	4,054,542	(4,052,686)
Accounts receivable, net of allowance	1,477,887	751,633	726,254
Other current assets	3,483,129	395,463	3,087,666
Total current assets	25,963,239	23,741,021	2,222,218
			-
Property and equipment, net	57,541	7,986	49,555
Investments - warrant assets	1,130,133		1,130,133
Investments - stock	3,923,788	1,047,537	2,876,251
Investments - Collectibles	1,926,394	-	1,926,394
Investments - Real Estate	2,136,628	-	2,136,628
Intangible assets	20,000	20,000	-
Other assets	50,000	43,200	6,800
Total assets	$35,207,723	$25,290,934	$9,916,789
			-
Current liabilities:			-
Accounts payable	$573,840	$346,145	$227,695
Accrued liabilities	2,607,420	1,216,417	1,391,003
Deferred revenue	4,111,829	757,750	3,354,079
Total current liabilities	7,293,089	2,320,312	4,972,777
			-
Total liabilities	$7,293,089	2,320,312	$4,972,777

The company’s current assets increased by $2,222,218 from December 31, 2020 to December 31, 2021. The increase was primarily driven by an increase of other current assets $3,087,666 which relates to receivables from StartEngine Promote as the company advances issuers the cost of the marketing during the course of an offering. Those marketing costs are recouped from escrow during a closing. The $4,052,686 decrease in marketable securities relates to the company’s cash management where the funds were moved from an index to a money market account, which is classified as cash. Cash increased by $2,460,984 driven by the cash management change which was partially offset by the use of cash in operating activities.

The company’s long-term assets increased by $9,916,788. This was driven by:

•	A $4,063,022 increase in assets (collectibles and real estate) related to the purchase of assets for our Collectible Funds which were started in 2021;

•	A $3,575,194 increase in warrants and stock assets due to our increased revenue.

Current liabilities increased by $4,972,777 which is primarily due to an increase in deferred revenue of $3,354,079 (related primary to the StartEngine OWNers bonus program which is recognized over 12 months) and an increase of $1,391,003 related to payments for our marketing efforts for StartEngine Promote.

Liquidity and Capital Resources

We do not currently have any significant loans or available credit facilities. As of December 31, 2021, the company’s current assets were $25,963,239. To date, our activities have been funded from our revenues, investments from our founders, the previous sale of Series Seed Preferred Shares, Series A Preferred Shares, Series T Preferred Shares, and our Regulation A and Regulation CF offerings.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The company currently has no material commitments for capital expenditures.

We believe we have the cash, marketable securities through our open Regulation A offering, other current assets available, revenues, and access to funding that will be sufficient to fund operations until the company starts generating positive cash flows from normal operations.

Trend Information

We are operating in a relatively new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. We continue to innovate and introducing new products to include in our current mix as well as continuing to improve our current services such as providing liquidity for our investors and issuers.

On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA. During 2021, we experienced increased costs for payroll and training that will increase relative to our revenue. We anticipate that this trend will continue into 2022. In addition, in April 2020 we received approval to operate an ATS. StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020. As of December 31, 2021, four additional issuers were quoted on the platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $50,000 per month. Further, we anticipate receiving increased revenue related to offerings under Regulation A.

With this Registration Statement, we are registering our Common Stock under the Exchange Act. In preparing to become a reporting company and once we become a reporting, we anticipate higher internal costs related to the increased administrative burden as well as higher professional fees.

We additionally anticipate having to engage and train additional compliance personnel, to better ensure continued compliance with FINRA and SEC and also in order to expand our broker-dealer operations.

7

ITEM 7. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of StartEngine Crowdfunding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of StartEngine Crowdfunding, Inc. (the "Company") as of December 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

June 6, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StartEngine Crowdfunding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of StartEngine Crowdfunding, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2020, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of StartEngine Primary, LLC, a wholly-owned subsidiary, which statements reflect total revenues consisting of 31.4 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StartEngine Primary, LLC, is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor from 2017 to 2022
Newport Beach, California
June 24, 2021, except for the effects of the stock split discussed in Note 1 to the consolidated financial statements, as to which the date is July 12, 2021

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash	$21,000,367	$18,539,383
Marketable securities	1,856	4,054,542
Accounts receivable, net of allowance	1,477,887	751,633
Other current assets	3,483,129	395,463
Total current assets	25,963,239	23,741,021

Property and equipment, net	57,541	7,986
Investments - warrant assets	1,130,133	431,190
Investments - stock	3,923,788	1,047,537
Investments - Collectibles	1,926,394	-
Investments - Real Estate	2,136,628	-
Intangible assets	20,000	20,000
Other assets	50,000	43,200

Total assets	$35,207,722	$25,290,934

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$573,840	$346,145
Accrued liabilities	2,607,420	1,216,417
Deferred revenue	4,111,829	757,750
Total current liabilities	7,293,089	2,320,312

Total liabilities	7,293,089	2,320,312

Commitments and contingencies

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 10,350,000 shares authorized, 9,272,044 and 9,762,783 shares issued and outstanding at December 31, 2021 and 2020, respectfully, liquidation preference of $5,310,409 and $5,591,471 at December 31, 2021 and 2020, respectfully.	5,286,667	5,566,473
Series T Preferred Stock, par value $0.00001, 4,950,000 shares authorized, 482,211 and 497,439 shares issued and outstanding at December 31, 2021 and 2020, respectively, liquidation preference of $1,414,486 and $1,459,154 at December 31, 2021 and 2020, respectively.	983,852	1,014,922
Series Seed Preferred Stock, par value $0.00001, 10,650,000 shares authorized, 10,247,938 and 10,650,000 and shares issued and outstanding at December 31, 2021 and 2020, respectfully, liquidation preference of $1,707,990 and $1,775,000 at December 31, 2021 and 2020, respectively.	1,707,990	1,775,000
Common stock, par value $0.00001, 75,000,000 shares authorized, 32,865,193 and 30,508,476 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	328	305
Additional paid-in capital	39,246,724	32,526,503
Subscription Receivable	(367,831)	-
Noncontrolling interest	(4,127)	(40,041)
Accumulated deficit	(18,938,967)	(17,872,540)
Total stockholders' equity	27,914,633	22,970,622
Total liabilities and stockholders' equity	$35,207,722	$25,290,934

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
Revenues	$29,078,030	$12,574,218
Cost of revenues	5,888,893	3,406,397
Gross profit	23,189,137	9,167,821
Operating expenses:
General and administrative	8,869,653	5,170,697
Sales and marketing	11,832,183	5,177,254
Research and development	3,132,996	1,309,444
Change in fair value of warrants received for fees	129,357	29,010
Impairment in value of shares received for fees	314,261	51,231
Total operating expenses	24,278,450	11,737,636
Operating loss	(1,180,173)	(2,569,815)
Other expense (income), net:
Other expense (income), net	(113,748)	35,973
Total other expense (income), net	(113,748)	35,973
Loss before provision for income taxes	(975,565)	(2,605,788)
Provision for income taxes	90,863	18,612
Net loss	(1,066,429)	(2,624,401)
Less: net loss attributable to noncontrolling interest	(35,914)	(40,041)
Net loss attributable to stockholders	$(1,030,515)	$(2,584,360)
Weighted average loss per share - basic and diluted	$(0.03)	$(0.10)
Weighted average shares outstanding - basic and diluted	32,865,193	27,123,576

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated Other Comprehensive	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Interest	Deficit	Total
Balance at December 31, 2019	9,762,783	5,566,473	$429,939	814,922	10,650,000	1,775,000	$24,016,413	240	9,740,266	(59,672)	$		(15,288,180)	2,549,049
Sale of common stock	-	-	-	-	-	-	6,413,775	64	22,313,539	59,672	-	-	-	22,373,275
Offering costs	-	-	-	-	-	-	-	-	(1,691,713)	-	-	-	-	(1,691,713)
Exercise of stock options	-	-	-	-	-	-	47,916	1	12,638	-	-	-	-	12,639
Sale of preferred stock	-	-	67,500	200,000	-	-	-	-	-	-	-	-	-	200,000
Stock compensation expense	-	-	-	-	-	-	30,372	-	2,151,773	-	-	-	-	2,151,773
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(40,041)	40,041	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,624,401)	(2,624,401)
Balance at December 31, 2020	9,762,783	5,566,473	497,439	1,014,922	10,650,000	1,775,000	30,508,476	305	32,526,503	-	-	(40,041)	(17,872,540)	22,970,622
Sale of common stock	-	-	-	-	-	-	1,234,922	12	15,180,987	(367,831)	-	-	-	14,813,168
Offering costs	-	-	-	-	-	-	-	-	(11,471,836)	-	-	-	-	(11,471,836)
Exercise of stock options	-	-	-	-	-	-	213,766	2	128,321	-	-	-	-	128,324
Sale of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion to Common Stock	(490,739)	(279,806)	(15,228)	(31,070)	(402,062)	(67,010)	908,029	9	377,877	-	-	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	2,504,872	-	-	-	-	2,504,871
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	35,914	(35,914)	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,030,515)	(1,030,515)
Balance at December 31, 2021	9,272,044	$5,286,667	482,211	$983,852	10,247,938	$1,707,990	32,865,193	$328	$39,246,724	$(367,831)	$-	$(4,127)	$(18,938,969)	$27,914,633

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,030,515)	$(2,624,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,084	3,961
Bad debt expense	118,335	72,282
Fair value of warrants received for fees	(828,300)	(398,273)
Fair value of investments - other received for fees	(3,190,512)	(1,022,971)
Change in fair value of warrant investments	129,357	29,010
Impairment of investments - other received for fees	314,261	51,231
(Gain) loss on marketable securities	-	55,947
Stock-based compensation	2,504,872	2,151,773
Changes in operating assets and liabilities:
Accounts receivable	(844,589)	(38,475)
Other current assets	(3,094,467)	28,036
Accounts payable	227,695	292,335
Accrued liabilities	1,391,002	368,907
Deferred revenue	3,354,079	286,362
Net cash used in operating activities	(942,698)	(744,276)

Cash flows from investing activities:
Purchase of marketable securities	-	(5,034,635)
Sale of marketable securities	4,052,686	1,233,831
Investments - Collectibles	(1,926,394)	-
Investments - Real Estate	(2,136,628)	-
Purchase of property and equipment	(55,639)	(10,074)
Net cash (used in) provided by investing activities	(65,975)	(3,810,878)

Cash flows from financing activities:
Proceeds from sale of common stock	15,180,999	22,310,269
Proceeds from sale of preferred stock	-	200,000
Offering costs	(11,471,836)	(1,691,713)
Subscriptions receivable	(367,831)	59,672
Proceeds from exercise of employee stock options	128,324	15,973
Net cash provided by financing activities	3,469,655	20,894,201

(Decrease) increase in cash and restricted cash	2,460,983	16,339,047
Cash and restricted cash, beginning of period	18,539,384	2,200,337
Cash and restricted cash, end of period	$21,000,367	$18,539,384

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$90,863	$12,612

See accompanying notes to audited consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (the "Company" are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC and StartEngine Primary LLC. StartEngine Capital LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Stock Split

On July 7, 2021, StartEngine Crowdfunding Inc. split its designated “Common Stock” and “Preferred Stock” on a 3 for 1 basis. The total number of shares of Common Stock that the Company is authorized to issue was increased to 75,000,000 shares after the split. The total number of shares of Preferred Stock that the Company is authorized to issue was increased to 25,950,000 after the split. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased since then with the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a relatively new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still in the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments in those campaigns is sufficient for revenues derived from those campaigns to cover its costs. These factors could indicate substantial doubt about the Company’s ability to continue as a going concern.

The Company has cash and cash equivalents of approximately $21 million, which its managements believes will cover losses for the foreseeable future. The Company’s management believes that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC and StartEngine Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments – stock: The fair value of investments in stock of private companies is based on the cost method, less adjustments for impairment. The initial fair value is based on the cash selling price of the stock sold to third parties. In determining if impairment is present the Company may consider a range of factors including, but not limited to, the price at which the investment was acquired, the term and nature of the investment, market conditions, values for comparable securities, the current and projected operating performance if known, and/or exit strategies and financing transactions subsequent to the acquisition of the investment. The significant unobservable inputs used in the fair value measurement include the information about each portfolio company, including actual and forecasted results, cash position, recent or planned transactions and market comparable companies.

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock is an unobservable input consistent with Investment - stocks noted above. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$21,000,367	$-	$-	$21,000,367
Marketable securities	-	-	-	-
Investments - stock	-	-	3,923,788	3,923,788
Investments - warrants	-	1,856	1,130,132	1,131,988
	$21,000,367	$1,856	$5,053,920	$26,056,143

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$18,539,384	$-	$-	$18,539,384
Marketable securities	4,054,542	-	-	4,054,542
Investments - stock	-	-	1,047,537	1,047,537
Investments - warrants	-	-	431,190	431,190
	$22,593,926	$-	$1,478,727	$24,072,653

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2021 and 2020:

Investments-
Warrants
Fair value at December 31, 2019	$61,927
Receipt of warrants	398,273
Change in fair value of warrants	(29,010)
Fair value at December 31, 2020	431,190
Receipt of warrants	830,155
Change in fair value of warrants	(129,357)
Fair value at December 31, 2021	$1,130,133

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2021 and 2020:

	2021	2020
Expected life (years)	1 - 2.5	1 - 2.5
Risk-free interest rate	0.1% - 0.9%	0.1% - 0.9%
Expected volatility	30% - 225%	30% - 225%
Annual dividend yield	0%	0%
Underlying share values	$0.30 – 100.00	$0.30 – 100.00
Strike Prices	$0.30 – 100.00	$0.30 – 100. 00

The following table presents additional information about transfers in and out of Level 3 assets for the year ended December 31, 2021 and 2020, as it relates to Investments - stock:

Investments-
Stock
Fair value at December 31, 2019	$75,797
Receipt of stock	1,022,971
Change in fair value of stock	(51,231)
Fair value at December 31, 2020	1,047,537
Receipt of stock	3,190,512
Change in fair value of Stock	(314,261)
Fair value at December 31, 2021	$3,923,788

For both Investments – Stock and Investments – Warrants, the primary and most significant unobservable input relates to the underlying share value of the issuers for which we receive stock or warrants. In all cases, there were sales of the stock to the public through Regulation Crowdfunding, Regulation A, or a Regulation D funding mechanism, but such sales are often not to the level that an active market existed or exists. After the sales, such shares are often illiquid, and a change in valuation is often difficult to determine due to the lack of information available. Information regarding these unobservable inputs could correspondingly change the value of these assets.

For warrants, the Company also adjusts the expected life of certain warrants to account for potential liquidation events, as well as doubts regarding the ability for the issuer companies to continue as a going concern. We may apply marketability discounts to private company warrants to account for a general lack of liquidity of 20% due to the private nature of the associated underlying company. The quantitative measure used is based upon various models. Significant judgment is required by Management in selecting unobservable able inputs, and accordingly a change in the assumptions used for the valuation could cause the value to be significantly different. In general, increases in underlying share prices, expected life and volatility, increase the value of the warrants, whereas decreases would reduce the value.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2021 and 2020 was $347,216 and $90,691, respectively. Bad debt expense for the year ended December 31, 2021 and 2020 was $118,335 and $72,282, respectively.

As of December 31, 2021 the company had accounts receivable over 90 days totaling $75,198.

Investment Securities

Marketable Securities

Our marketable securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments – Warrant Assets

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained, and remeasured each reporting period.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our consolidated balance sheets and as a component of operating expenses on our consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). The shares in private companies without an active trading market are classified as non-marketable securities.

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed each reporting period. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

•	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

•	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

•	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

•	The expected remaining life of the warrants in each financial reporting period.

•	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Investments - Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. Our accounting for investment our customers stock depends on several factors, including the level of ownership, and power to control. We base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting. As the stock received from customers have no readily determinable fair values and generally represent small amounts of ownership in our customers, the Company accounts for this stock received using the cost method, less adjustments for impairment in accordance with ASC 321-10-35-2. During the years ended December 31, 2021 and 2020, the Company received stock with a cost of $2,876,251 and $1,022,971, respectively, as payment for fees. During the year ended December 31, 2021 and 2020, impairment expense related to shares received amounted to $443,618 and $51,231, respectively.

Investments – Collectibles

The Company, through its subsidiary, purchases collectibles including art, wine, memorabilia, and other collectible assets, and are recorded at cost. The cost of the underlying asset includes the purchase price, including any deposits for the underlying asset and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying assets.

The Company treats the underlying assets as long-lived assets, and the underlying assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The underlying assets are purchased by our subsidiary, StartEngine Assets, LLC, (the “Administrative Manager”) and sold to our Series LLC subsidiary collectible funds for cash or a promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Administrative Manager and are reimbursed by the Series from the proceeds of the offering in accordance with the offering circular. All such transactions are eliminated in consolidation.

Investments – Real Estate

Investments in real estate are stated at cost less accumulated depreciation and presented separately from Property and Equipment used for internal operating purposes. Real Estate purchased for investment includes the cost of the purchased property, including the building, related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5-39 years depending on the use of the building. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three to five years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Noncontrolling Interest

The Company presents third party minority interests in subsidiaries in accordance with ASC 810, Consolidation. Under that topic, such minority interests are presented on the Company’s balance sheet within the equity section as noncontrolling interest.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $11,471,836 and $1,691,713 were charged to stockholders’ equity during the year ended December 31, 2021 and 2020, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon rate. In 2021 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

The Company provides marketing services branded under the name “StartEngine Premium.”. The Company invoices for these services upon an issuer launching a campaign. If the campaign fails to launch, no amounts are due.

The Company provides transfer agent services branded under the name “StartEngine Secure” through its registered transfer agent subsidiary, StartEngine Secure, LLC. The company enters into an agreement with issuers for an annual term that commences from the date the issuers Regulation Crowdfunding or Regulation A offering launches. The transfer agent services represent a single performance obligation and is deferred over 12 months which is the period over which the Company’s performance obligations are to be satisfied. Fees for transfer agent services are charged based on a per investor basis, subject to certain maximums. The Company, may also invoice customers for ancillary services such as but not limited to: recording of stock splits, change of address, or other services. These services are provided and earned at a point-in-time based on defined amounts in the agreement. Payment for StartEngine Secure services are generally paid via customers’ escrow account, in full, during the initial year and billed to the client for cash payment for subsequent years if the customer does not have a follow-on offering or to the extent amounts in escrow are not sufficient. There are no significant judgments related to this revenue stream.

The Company offers campaign advertising services branded under the name “StartEngine Promote.” Under these services, we assist issuer campaigns through creating, designing, purchasing and organizing media across digital marketing channels. Promote services represent a single performance obligation. The term of the services commences upon the agreement being signed and through the closing of the related campaign. The revenues are earned based on a percentage of additional investments attributable to the campaign advertising services, and invoiced monthly to the issuer throughout the campaign. The company may also earn a commission on placing television advertisements on behalf of the issuer. StartEngine Promote fees are charged to the issuers and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered. There are no significant judgments related to this revenue stream.

In 2020, the company introduced the StartEngine OWNers bonus program. The general public can become members of the StartEngine OWNers bonus program on StartEngine's website for $275 per year. The OWNers Bonus entitles members to 10% bonus shares on all investments they make in offerings on StartEngine where the issuer chooses to participate in the program.   Issuers using our broker-dealer and funding portal services can choose to participate in our OWNers bonus program with respect to the offerings they are making under Regulation A or Regulation CF. Those issuers will grant bonus shares in their offerings to members of the StartEngine OWNers bonus program. The bonus shares are included in the offering statements filed with the SEC, and therefore offered and sold in reliance on Regulation A or Regulation CF, respectively. The OWNers program provides member priority access to certain collectibles being offered through one of our subsidiary Series LLC offerings, notification of new bonus eligible launches and the ability to move to the front of the line on investment waitlists, and lower trading fees on StartEngine Secondary. The Company recognizes the revenue associated with memberships over 12 months, which is the term of the membership. There are no significant judgments related to this revenue stream. Such revenues are included in Other service revenues noted below.

The Company hosts periodic events, such as summits, and recognizes revenues from ticket sales and sponsorships. Payments from event attendees and event sponsors received prior to each event are deferred and recognized in revenue once the event occurs.

The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

In all instances, As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s contracts with customers generally have a term of one year or less. As of December 31, 2021 and 2020, the Company had deferred revenue of $4,111,829 and $757,750, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets.

During the years ended December 31, 2021 and 2020, revenue was made up of the following categories associated with the above described services:

	Years Ended December 31,
	2021	2020
Platform fees and commissions	$20,671,658	10,594,633
StartEngine Premium	2,023,000	741,394
StartEngine Secure	868,731	321,037
StartEngine Promote	278,159	470,374
Other service revenue	5,236,483	446,780

Total revenues	$29,078,030	$12,574,218

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the year ended December 31, 2021 and 2020, research and development costs were $2,918,951 and $1,309,444, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the year ended December 31, 2021 or 2020 since their effect is anti-dilutive. See Note 6 for outstanding stock-options as of December 31, 2021 and 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Mutual funds Money Market	$7,079,733	$-
Mutual funds – short term bond index	-	4,052,687
Common stock	1,855	1,855
	$7,081,588	$4,054,542

The Company had $10,716 in losses and $76,991 in losses on mutual funds held for the year ended December 31, 2021 and 2020, respectively.  There was no unrealized loss as of December 31, 2021 as remaining marketable securities were in money market funds.  Unrealized losses as of December 31, 2020 were negligible.

Investments – Warrant Assets

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria and again at each reporting date.

Investments – Stock

Investments - stock, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	December 31, 2021	December 31, 2020
Computer equipment	$72,358	$16,818
Software	3,753	3,654
Total property and equipment	76,111	20,472
Accumulated depreciation	(18,571)	(12,486)
	$57,540	$7,986

Depreciation expense for the year ended December 31, 2021 and 2020 was $6,084 and $3,961, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease. Total rent expense for the year ended December 31, 2021 and 2020 amounted to $59,268 and $299,840, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2021, the Company had authorized the issuance of 8,650,000 shares of preferred stock with par value of $0.00001. Of these authorized shares, 3,450,000 were designated as Series A Preferred Stock (“Series A”), 1,650,000 were designated as Series T Preferred Stock (“Series T”), and 3,550,000 were designated as Series Seed Preferred Stock (“Series Seed”).

As described in Note 1, concurrently with a stock split on July 7, 2021, the Company has authorized the issuance of 25,950,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 10,350,000 are designated as Series A, 4,950,000 are designated as Series T, and 10,650,000 are designated as Series Seed.

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.5727 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $2.93 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.93 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2020, the Company sold 67,500 shares of Series T Preferred Stock for $200,000.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.1667 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Common Stock

As of December 31, 2021 we had authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001. As described in Note 1, concurrently with a stock split, we increased the authorized shares of common stock to 75,000,000.

During the year ended December 31, 2021, the Company sold 1,204,526 shares of common stock through its Regulation A offering and sold 1,128,085 shares of common stock on behalf of selling shareholders. The Company recognized gross proceeds of $14,813,136. In connection with the offering, the Company recognized offering costs of $11,471,836 during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company sold 6,413,775 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $22,313,603 and received funds from a subscription receivable of $59,672 related to the sale of shares in 2019.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 7,590,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2021 and 2020 have exercise prices ranging from $13.50 to $4.33, generally vest over four years and expire in ten years. The stock options granted during the year ended December 31, 2021 and 2020 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	2021	2020
Expected life (years)	7	7
Risk-free interest rate	0.5% - 1.8%	0.5% - 1.8%
Expected volatility	57.8%	57.8%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted- Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at December 31, 2019	4,035,000	$0.85	6.77
Granted	3,022,515	3.09
Exercised	(47,916)	0.26
Forfeited/cancelled	(195,000)	0.26
Outstanding at December 31, 2020	6,814,599	$1.86	7.57
Granted	587,000	8.25
Exercised	(213,766)	0.60
Forfeited/cancelled	(108,000)	4.33
Outstanding at December 31, 2021	7,079,833	$2.36	6.90
Vested and expected to vest at December 31, 2021	7,079,833	$1.18	6.40
Exercisable at December 31, 2021	3,924,831	$1.18	6.40

The weighted average grant date fair values of options granted during the years ended December 31, 2021 and 2020 were $8.25 and $2.11 per option, respectively. The Company’s fair market value is based on the offering price in its Regulation A offerings at the time of grant. During the years ended December 31, 2021 and 2020, employees exercised their vested options to purchase 213,766 and 47,916 shares of common stock, and the Company received aggregate exercise proceeds of $128,323 and $12,638, respectively. The intrinsic value of the options exercised was $925,607 and $129,567 during the years ended December 31, 2021 and 2020, respectively.

Stock option expense for the year ended December 31, 2021 and 2020 was $2,504,872 and $2,032,280, respectively, and are included within the consolidated statements of operations as follows:

	2021	2020
Cost of revenues	$252,468	$204,835
General and administrative	$614,063	498,208
Sales and marketing	$1,424,296	1,155,575
Research and development	$214,045	173,662
Total	$2,504,872	$2,032,280

At December 31, 2021, the total compensation cost related to nonvested awards not yet recognized was approximately $6,300,000 and the weighted-average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized is 2.15 years.

NOTE 7 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2021 and 2020.

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2021 and 2020.

	2021	2020
Tax at Federal Statutory Rate	21.0%	21.0%
State, Net of Federal Benefit	7.0%	0.7%
Meals & Entertainment	-1.6%	-0.2%
Stock-based compensation	-65.8%	-12.2%
Other	-6.2%	-1.6%
Change in Valuation Allowance	54.1%	-6.8%
Provision for Taxes	8.5%	0.9%

The components of our deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2021 and 2020.

	2021	2020
Net Operating Loss Carryforwards	$3,505,436	$3,878,130
Reserves and Accruals	202,704	83,778
Depreciation & Amortization	503	1,664
Gross Deferred Tax Assets	3,708,643	3,963,572
Valuation Allowance	(3,708,643)	(3,963,572)
Net Deferred Tax Assets	$-	$-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2021 and 2020, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2021 by $353,300 primarily due to the generation of net operating loss carryforwards and stock based compensation.

Based on federal tax returns filed or to be filed through December 31, 2021, the Company had approximately $14.7 million in U.S. and $15.4 million in state tax net operating loss carryforwards, which begin to expire in 2034. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and California. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of December 31, 2021 and 2020, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through June 6, 2022. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

Date: June 7, 2022	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: June 7, 2022	By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: June 7, 2022	By:	/s/ Ronald Miller
Ronald Miller
Director and Chairman

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